Nushares ETF Trust

333 West Wacker Drive

Chicago, IL 60606

March 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nushares ETF Trust (File Nos. 333-212032 and 811-23161)

Request for Withdrawal of Post-Effective Amendment No. 33

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Nushares ETF Trust (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 33 to the Trust’s Registration Statement on Form N-1A, as it applies to the registration of the Nushares ESG High Yield Corporate Bond ETF (the “Fund”) (“PEA No. 33”). PEA No. 33 was filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001193125-18-341977) on December 4, 2018, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act. PEA No. 33 went effective automatically on February 17, 2019; however, no securities have been sold in connection with the offering of the Fund.

If you have any questions regarding this filing, please contact John McGuire at Morgan, Lewis & Bockius LLP at (202) 373-6799.

Sincerely,

/s/ Diana Gonzalez
Name: Diana Gonzalez
Title: Vice President and Assistant Secretary